SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 6, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release   **ANGLOGOLD ASHANTI FILES ITS 2008 ANNUAL REPORT ON FORM 20-F**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

6 May 2009

ANGLOGOLD ASHANTI FILES ITS 2008 ANNUAL REPORT ON FORM 20-F

AngloGold Ashanti filed with the United States Securities and Exchange Commission, its 2008 annual report on Form 20-F on Tuesday, 5 May 2009. This document is available on the company's website www.anglogoldashanti.com

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Sicelo Ntuli (Investor)	+27 (0) 11 637 6339	+27 (0) 71 608 0991	sntuli@AngloGoldAshanti.com
Stewart Bailey (Investor)		+1 646 717-3978	sbailey@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at *www.anglgoldashanti.com* and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 6, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary